Exhibit 99.19

CONSENT OF EXPERT

In connection with the Annual Report on Form 40-F of Yamana Gold Inc. (“Yamana”) for the year ended December 31, 2011 (the “Form 40-F”), I, Raul Contreras, MAusIMM, Registered Member of the Chilean Mining Commission, Senior Consultant, Resource Estimation of Metalica Consultores S.A., hereby consent to the use of my name in connection with the reference to the mineral reserve and mineral resource estimates for the Chapada Project (for Suruca) as at December 31, 2011  (the “Estimates”) and the report entitled “Chapada Mine and Suruca Project, Goias State, Brazil, Technical Report pursuant to National Instrument 43-101 of the Canadian Securities Administrators” dated March 7, 2011 (the “Report”) and to the inclusion of references to and summaries of the Estimates and the Report (collectively, the “Incorporated Information”) in the Annual Information Form filed as an exhibit to the Form 40-F.

I do also hereby consent to the use of my name and the incorporation by reference of the Incorporated Information in Yamana’s Registration Statement on Form F-10 (File No. 333-173707) and Registration Statements on Form S-8 (File Nos. 333-148048; 333-145300; 333-159047).

METALICA CONSULTORES S.A.

By:	/s/ Raul Contreras
Name:	Raul Contreras, MAusIMM, Registered Member of the Chilean Mining Commission
Title:	Senior Consultant, Resource Estimation

March 30, 2012